Exhibit 1.2

BY-LAWS

of the

SUPERVISORY BOARD

of

Nabriva Therapeutics AG

(Hereinafter referred to as “the Company”)

According to IV section 11, paragraph 6 of the Articles of Association the Supervisory Board of the Company has adopted the following By-Laws for the Supervisory Board:

§1

General Provisions

The Supervisory Board shall exercise its rights and duties pursuant to the Shareholders’ Agreement dated 30 January 2006 as currently in force, the Articles of Association and these By-Laws; in case of inconsistency of the provisions of these documents, the Shareholders Agreement shall prevail over the Articles of Association, whereas the Articles of Association shall prevail over these by-laws. The members of the Supervisory Board are not bound by any directives. The Supervisory Board may request a report on the affairs of the Company from the Management Board. Also, an individual member may request a report; however, only to be directed to the Supervisory Board as such.

§2

Election and Term of the Supervisory Board

2.1       The Supervisory Board shall consist of at least three members; the maximum number of members shall be ten. There may also be one observing member.

2.3       Immediately following the annual General Shareholders’ Meeting, the Supervisory Board shall elect one of its members as Chairperson and one of its members as Deputy Chairperson.

2.4       Each member of the Supervisory Board may resign without specification of reasons by written notice to the Chairperson, or in his/her lieu, to the Deputy Chairperson subject to a four-week notice period states a different date.

2.5       Unless they are elected for a shorter term of office, the Supervisory Board members shall be elected for the period up to the end of the General Meeting which resolves on the discharge from liability of the Supervisory Board members for the fourth financial year following their election. The financial year in which the individual Supervisory Board member was elected shall not be counted for such purpose. The members of the Supervisory Board may be re-elected.

2.6       If Supervisory Board members resign before the end of their term of office, replacements need not be elected until the next ordinary General Shareholders’ Meeting. Should, however, the number of elected Supervisory Board members fall below three, an extraordinary General Shareholders’ Meeting is to be convened immediately in order to elect replacements.

2.7       Replacements are elected for the remaining term of the member of the Supervisory Board that is being replaced. A resigning member may be re-elected. If a member of the Supervisory Board is elected through an extraordinary General Shareholders’ Meeting, his/her first term ends at the end of the next regular General Shareholders’ Meeting.

§3

Meetings and Resolutions

3.1.    The Supervisory Board shall hold a meeting at least once quarterly. Furthermore, the Supervisory Board shall convene a meeting if requested by a member of the Supervisory Board or by a member of the Management Board.

3.2.    Notice of a meeting, containing the agenda and the place and the date of the meeting, shall be given by written invitations, invitations by phone, by fax or by other comparable method to the addresses of the members last communicated to the Company.

3.3.    The Supervisory Board shall have a quorum if at least half of its members, including the Chairperson or the Deputy Chairperson, In any case, however, not fewer than three members, are present.

3.4.    The Chairperson of the Supervisory Board takes the chair. In his/her absence then the Deputy Chairperson takes the chair. If both are absent the member with the longest tenure will chair the meeting. In the case that two or more members have the same tenure then the eldest member will chair the meeting. The Chairperson of the meeting shall determine the order of the topics of the agenda and the method of voting.

3.5.    Resolutions are adopted by a simple majority of votes cast. Only ordinary members of the Supervisory Board have one vote each. The observing member has only the right to be invited to and to take part in the meeting but may not cast a vote. In case of a tie, the chairperson of the meeting shall have a casting vote. In the event a majority of the Supervisory Board agrees that a member has a conflict of Interest within the meaning of the Shareholders’ Agreement (Syndikatsvertrag), such member shall be excluded from voting on the issue.

3.6.    Minutes of meetings, including resolutions passed, shall be taken and the Chairperson of the meeting shall sign the minutes.

3.7.    Resolutions may also be adopted in writing, by phone, by fax or by other comparable method, if, the Chairperson or in his/her absence, the Deputy Chairperson requests such written resolution and no member of the Supervisory Board expressly objects to this method of procedure.

3.8.    Expressions of intent of the Supervisory Board shall be made by the Chairperson.

§4

Duties of the Supervisory Board

4.1.    The following measures and transactions of the Management Board need the prior approval of the Supervisory Board:

a)             approval of the Company’s operating and capital budgets;

b)             grant of an exclusive option or license to any of the Company’s material intellectual property rights;

c)              an entry into, amending or terminating contracts that are both (i) outside the scope of the Company’s most recently approved operating and capital budgets and (ii) are in excess of EUR 500,000;

d)             acquisition of all or substantially all of the properties, assets or stock of any other company or entity;

e)              the incurrence of indebtedness in excess of EUR 250,000 (Euro two-hundred and fifty thousand) In the aggregate;

f)               material alterations of the management contracts of the Management Board of the Company;

g)              commencement or settlement of material litigation;

h)             all measures requiring approval of the Supervisory Board pursuant to section 95, paragraph 5 of the Austrian Stock Corporation Act and

i)                 the passing of any resolution to request the holders of Preferred A Shares to pay the Further Funding Amount (as defined in the Subscription Agreement as amended).

4.2.    By way of resolution, the Supervisory Board may subject further types of business transactions to its approval, if required by law or deemed necessary.

§5

Confidentiality

Each member of the Supervisory Board is obliged to keep all information confidential which he/she has received during his/her term of office and which constitutes business or trade secrecies of the Company. This, however, shall not limit the right of each member of the Supervisory Board to pass on any information to shareholders of the Company, provided that such shareholder is subject to the confidentiality obligation set out in section 7 of the Shareholders’ Agreement. Such obligation shall persist even after the termination of the function as a member of the Supervisory Board.

§6

Entry into Force, Term of the By-Laws

These By-laws shall enter into force on the day of the adoption by the Supervisory Board. They shall be in force for an indefinite period of time.